Skadden, Arps, Slate, Meagher & Flom llp
500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com March 14, 2014
FIRM/AFFILIATE OFFICES
-----------
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
-----------
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BlackRock Limited Duration Income Trust - N-2 Filing

Ladies and Gentlemen:

 On behalf of BlackRock Limited Duration Income Trust (the "Fund"), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the General Rules and Regulations of the Securities and Exchange Commission (the "Commission") thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed Registration Statement on Form N-2 (the "Registration Statement").

A fee of $128.80 to cover the registration fee under the Securities Act has been paid.

We wish to note that the Registration Statement contemplates on-going "at-the-market" offerings of the Fund's common shares. All of the required disclosure is included in the prospectus; there is no Statement of Additional Information. The Fund has split the prospectus into two parts. Part I contains information that is specific to the Fund and expected to be the subject of periodic updating, and Part II contains information that is more generally applicable to the fund complex and expected to be the subject of less frequent updating. The prospectus identifies disclosure responses by Form N-2 item number.

Securities and Exchange Commission
March 14, 2014

If you have any questions or require any further information with respect to this Registration Statement, please call me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon